Snake Oil Song

An exhilarating and existential murder mystery in the Amazon jungle

SPIRITAPEFILMS.COM OJAI CALIFORNIA

Entertainment Adventure Lifestyle Film Art



After witnessing the effects of illegal gold mining and deforestation in the Amazon rainforest, we became motivated to bring a first-hand perspective to a global story. The story of a man's thirst for vengeance is also the story of our brush with extinction.

Micah Van Hove Director/Producer @ Snake Oil Song

ABOUT UPDATES 0 GRAPEVINE 14 ASK A QUESTION 1

Why you may want to support us...

1. From the #1 short film out of Werner Herzog's 2018 program in Peru and developed in Jim Cummings' inaugural Short to Feature Lab.
2. Our Executive Producers made $400,000 in the first year alone with their industry-shaking 2018 film Thunder Road (Sundance SXSW, Cannes).
3. We are an international team of award-winning filmmakers from the US, Canada and Colombia.
4. Witness a breakout performance from the newly-discovered talent of Guillermo Subauste.
5. Be a part of Vanishing Angle's new wave of adventurous and thoughtful American independent film.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Micah Van Hove
Director/Producer
Finished #1 out of 48 filmmakers in Werner Herzog's 2018 program in Peru. Audience Award for best feature film at the 2018 Knoxville Film Festival.

Jim Cummings
Executive Producer
Jim Cummings won the 2016 SUNDANCE and 2018 SXSW Grand Jury Prizes for film.

Benjamin Wiessner
Executive Producer
Producer of Thunder Road, A Morning Light, Beast Beast and co-founder of the Short to Feature Lab.

Brett Pedersen
Co-Producer
Producer of TV pilot 'Chosen', official selection, Austin Film Festival 2019, and Catalyst Content Festival 2019 - Winner Best Drama Actress, Best Cinematography. Filmmaker in Werner Herzog's 2018 Program in Peru.

Estephania Bonnett
Co-Producer
Acknowledged by Werner Herzog as Prominent Artist of 2018. Co-producer of BARACOA (Berlinale 2019) and winner at Malaga FF and Sheffield Doc/Fest. Selected as an emerging producer in the International Film Festivals of Rotterdam and Jihlava.

Juan Pablo Caballero
Co-Producer / 1st A.D.
Rock climber and commercial director based in Bogota, Colombia. Winner of best short film at the 2019 Colombian Film Festival New York. Juan Pablo enjoys working in remote places and willingly accepts the occasional and unexpected gifts from nature.

Angello Faccini
Director of Photography
Filmmaker Angello Faccini is a cinematographer based in Bogota, Colombia. He studied filmmaking at ESCAC in Barcelona. Winner of best doc short at the 2018 Palm Springs Fest and nominated for Short Film Grand Jury Prize at Sudance 2018 for Dulce.

Cesar Montoya
Production Designer
Art director on James Gray's The Lost City of Z (2016), Escobar (2017), Cesar is currently part of the "Collective of Film Art Directors of Colombia," which seeks to strengthen and enrich art direction and cinematography in Colombia.

Jeffrey Reeser
Screenwriter/Editor
Editor of five feature films (Take None Give None, Shadow of a Gun) and has written two produced screenplays by the age of 27. Winner of the Audience Award at the 2018 Knoxville Film Fest for Shadow of a Gun.

Spencer Radcliffe
Composer
Radcliffe began releasing music in 2008 under the name Blithe Field. Radcliffe has since released two albums with his group Everyone Else on Run For Cover Records in both 2017 and 2019.

Why people love us

We had phenomenal results... better than the selections for best short film at the Academy Awards.
Werner Herzog
Mentor

Brett is passionate and dedicated person. When we met, the first thing we talk about was this project. I have a very scientific background and the way Brett explained me the project trigger my curiosity and imagination to learn more about it. His is craving to do better, continuously improving his skills and knowledge. He is eager to learn, and mainly by doing, which I think is one of the best way to learn. He will dedicate hours to find and collect information and learn from different sources. Brett will always work hard to achieve his goal. In every situation he stays flexible and ready to deal with problems, ready to solve them. He has entrepreneurial spirit. He started small start-up... read more
Marine Aquaronne Friend $5,000

He is a hardworking and reliable person.
Rajeevan Nithiyananthan Friend $0

See more on Buzz

In the news

Downloads

SoS Deck v5.4 Sundance2 .pdf

About the Film


SNAKE OIL SONG IS AN EXHILARATING AND EXISTENTIAL MURDER MYSTERY IN THE JUNGLE, INSPIRED BY HARD-BOILED FILM-NOIR TRADITION.

From Short to Feature

Our short film *Del Arco Vacío* has played at festivals across South America including Bogoshorts, Doc Buenos Aires, Festival de Lima as well as a Werner Herzog foundation screening at the Munich cinematheque.


DIRECTOR
MICAH VAN HOVE
"IN MAY OF 2018 I ATTENDED A WORKSHOP WITH 48 INTERNATIONAL FILMMAKERS LIVING IN THE PERUVIAN JUNGLE WITH WERNER HERZOG. THERE WE MADE SHORT FILMS AND STUDIED UNDER ONE OF THE MOST ENIGMATIC MASTERS OF HYBRID-DOCUMENTARY FILMMAKING. NOT ONLY DID THAT TRIP PROVIDE A CHALLENGING FILMMAKING EXPERIENCE, BUT I FELL IN LOVE WITH SOUTH AMERICA AND, MOST OF ALL, THE VEXING LURE OF THE JUNGLE. I HIRED A FREELANCE TRANSLATOR TO WORK WITH ME ON A SHORT FILM. WITHIN 30 MINUTES OF SHOOTING, I REPLACED MY AND USED THE TRANSLATOR AS MY ACTOR INSTEAD. AFTER OUR SHORT FILM DEL ARCO VACIO FINISHED #1 OUT OF THE PROGRAM AND WITH THE DISCOVERY OF GUILLERMO "CHINO" SUBAUSTE, I HAVE BEEN BUILDING A PROJECT FOR US ON A LARGER CANVAS. THE THEME FOR THE WORKSHOP WAS "FEVER DREAMS IN THE JUNGLE," AND I'VE BEEN FEVER-DREAMING ABOUT THIS PROJECT EVER SINCE."

Director's Statement: Micah Van Hove

> *"In perhaps the most joyful filmmaking experience of my life, in May of 2018 I attended a workshop with 48 international filmmakers living in the Peruvian jungle with Werner Herzog. When instructed to tap into the "fever dreams in the jungle," I discovered a man in the riverside city of Puerto Maldonado where the collective dream of football stardom captures the souls of many.*
>
> *During the shooting, I hired a freelance translator to work with me, but within 30 minutes of shooting, I decided to use the translator as the actor instead. Our short film Del Arco Vacio finished #1 out of the Herzog program and with the discovery of Guillermo "Chino" Subauste, I began building a project for us on a larger canvas...*


Showcase — Micah Van Hove
from Micah Van Hove
1 of 6
Del Arco Vacío
08:21
vimeo

The Story of *Snake Oil Song*


CHINO WORKS AS A TRANSPORTER (ALSO KNOWN AS AN "ANT") FOR A GOLD MINING OPERATION IN THE AMAZON JUNGLE.


HE SPENDS HIS FREE TIME HUNTING THE ANACONDA THAT ATE HIS DOG.


WHEN THE BODY OF AN AMERICAN SCIENTIST IS FOUND IN ONE OF CHINO'S SNAKE TRAPS, ALARM BELLS GO OFF WITHIN THE MINING ORGANIZATION.


LOCAL AND INTERNATIONAL PRESS OVER THE DEATH OF THE WHITE SCIENTIST BRINGS ATTENTION TO THE DEFORESTATION AND MINING IN THE REGION.


CHINO FIGHTS TO MAINTAIN HIS AUTONOMY, BUT HIS STRINGS ARE PULLED MORE AND MORE...

Why This Story

Deforestation and illegal gold mining is destroying the Amazon jungle and threatens the life and well-being of surrounding regions. With the help of mentor Werner Herzog and our international co-producers, there has never been a a more pressing time to tell stories that ask questions about humanity's relationship with its environment. Our team is driven to tell this story from a first-hand perspective and deliver it to a world-wide audience.





Our Audience

This film will activate both audiences of the hardboiled film noir tradition from *Taxi Driver* to *The Big Lebowski*, as well as pulling inspiration from the physicality of Bong Joon-ho's *Memories of Murder*, and the poetic realism of Russian classic, *Stalker*.



TAXI DRIVER
THE BIG LEBOWSKI
MEMORIES OF MURDER
살인의추억
STALKER

Team



EXECUTIVE PRODUCER
JIM CUMMINGS
JIM CUMMINGS WON THE 2016 SUNDANCE AND 2018 SXSW GRAND JURY PRIZES FOR FILM. HE HAS DIRECTED AND PRODUCED OVER 20 SHORT FILMS AND HAS GONE ON TO INSPIRE A FAST-APPROACHING GENERATION OF YOUNG AMERICAN FILMMAKING TALENT.



EXECUTIVE PRODUCER
BENJAMIN WEISSNER
PRODUCER OF *THUNDER ROAD, A MORNING LIGHT, BEAST BEAST* AND CO-FOUNDER OF THE SHORT TO FEATURE LAB, BENJAMIN IS ONE OF THE SMARTEST AND KINDEST PRODUCERS IN THE BIZ.



CO-PRODUCER
ESTEPHANIA BONNETT ALONSO
ACKNOWLEDGED BY WERNER HERZOG AS PROMINENT ARTIST OF 2018. CO-PRODUCER OF THE FEATURE FILM BARACOA PREMIERED AT BERLINALE 2019 AND WINNER AT MÁLAGA FF AND SHEFFIELD DOC/FEST. PRODUCER OF WORKSHOPS FOR EMERGING TALENT ALONGSIDE GREAT MASTERS OF CINEMA SUCH AS ABBAS KIAROSTAMI AND WERNER HERZOG. SELECTED AS AN EMERGING PRODUCER IN THE INTERNATIONAL FILM FESTIVALS OF ROTTERDAM AND JIHLAVA.



CO-PRODUCER / ASSISTANT DIRECTOR
JUAN PABLO CABALLERO
JUAN PABLO IS A PROFESSIONAL ROCK CLIMBER AND COMMERCIAL DIRECTOR BASED IN BOGOTA, COLOMBIA, AND WINNER OF BEST SHORT FILM AT THE 2019 COLOMBIAN FILM FESTIVAL NEW YORK. JUAN PABLO ENJOYS WORKING IN REMOTE PLACES AND WILLINGLY ACCEPTS THE OCCASIONAL AND UNEXPECTED GIFTS FROM NATURE.



CO-PRODUCER
BRETT PEDERSEN
CO-PRODUCER OF THE 2019 CATALYST FESTIVAL'S AWARD WINNING DRAMA PILOT *CHOSEN* AND A SELECTION AT THE 2019 AUSTIN FILM FEST, JACK-OF-ALL-TRADES FILMMAKER BRETT PEDERSEN HAS A THIRST FOR ADVENTURE AND GETTING THINGS DONE. BRETT'S GOOD VIBES MAKE HIM A WELCOME ADDITION TO ANY CHALLENGE — HE'S CANADIAN, FOR GOD'S SAKE.



DIRECTOR OF PHOTOGRAPHY
ANGELLO FACCINI
FILMMAKER ANGELLO FACCINI IS A DIRECTOR AND CINEMATOGRAPHER BASED IN BOGOTÁ, COLOMBIA. HE STUDIED FILMMAKING AT ESCAC IN BARCELONA. WINNER OF BEST DOCUMENTARY SHORT AT THE 2018 PALM SPRINGS SHORT FEST AND NOMINATED FOR SHORT FILM GRAND JURY PRIZE AT SUNDANCE 2018 FOR *DULCE*.



PRODUCTION DESIGNER
CÉSAR MONTOYA
ART DIRECTOR OF *LOST CITY OF Z* (2016) AND *ESCOBAR* (2017), CÉSAR IS CURRENTLY PART OF *THE COLLECTIVE OF FILM ART DIRECTORS OF COLOMBIA*, WHICH SEEKS TO STRENGTHEN AND ENRICH THE PROCESSES RELATED TO THE ART DIRECTION AND TRAIN NEW PROFESSIONALS IN COLOMBIAN CINEMATOGRAPHY.

Angello Faccini — Director of Photography

A way with camera movement and a sensitivity for hybrid fiction storytelling as a director in his own right, Angello is the perfect fit for navigating the Colombia rivers and keeping the images singing.



Masters of Energy Pilot Trailer
from Masters of Energy
02:54
vimeo



05:23
We've been alone for 45 years, my wife Sinforosa and I.

Cesar Montoya — Production Designer

Having worked on much larger films in some of the same locations, Cesar's expertise in construction and production design will be an invaluable asset for creating an authentic Amazon jungle environments that the characters inhabit.

Cesar's work as Art Director on *Lost City of Z (2016):*



The Lost City of Z - Official US Trailer | Amazon Studios
Watch later
Share
THE LOST CITY OF Z





THE LOST CITY OF Z -FAZENDA Worker's house
Frontal elevation esc 1:100
Plan esc 1:100

Cesar's concept drawings from the Lost City of Z



THE LOST CITY OF Z -FAZENDA Worker's house
Perspective Maloka 2

How we make money

We make our income from deals with distributors in foreign territories for Theatrical, Digital, and Blu-Ray releases, while releasing the film ourselves across platforms domestically.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We are making the 90 minute movie titled 'Snake Oil Song' about a gold courier in the Amazon jungle hunting the anaconda that ate his dog. Our executive production team at Vanishing Angle has produced award-winning features, TV series and shorts. Spirit Ape has produced 4 feature films and a number of shorts. Inverted Taco has produced an award-winning TV pilot and several short films.

Where will your company be in 5 years?

We want our film to make a lasting mark on audiences and be screening in theaters and homes for years to come

Why did you choose this idea?

After witnessing the effects of illegal gold mining and deforestation in the Amazon rainforest, we became motivated to bring a first-hand perspective to a global story. The story of a man's thirst for vengeance is also the story of our brush with extinction.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Our global environment is in a state of change and gold mining poses an existential threat to the lungs of the earth. The mercury used in the gold mining process poisons river systems and the communities who live near them. In some regions in the Amazon, as much as 1/5 fish are Mercury contaminated. But human beings don't seem to respond well to existential threats, so I want to make a film that brings us to the ground level with this issue and explores it in an entertaining way. This movie would not be in production if we did not meet each other in Werner Herzog's filmmaking workshop in Peru in 2018.

What is your proudest accomplishment?

Del Arco Vacio Voted #1 out of 48 short films in 2018 program with Werner Herzog in Peru. Winning the narrative feature audience award at the 2018 Knoxville film festival for Shadow of a Gun.

How far along are you? What's your biggest obstacle?

We are entering pre-production. Our biggest obstacle is navigating Colombia's environment.

Who are your competitors? Who is the biggest threat?

Other independent filmmakers and production companies. The biggest threat to independent film is tentpole studio movies and YouTube content.

What do you understand that your competitors don't?

Many movies spend more on catering than we will spend on our entire film. With economy and efficiency in mind, we make sure your money goes on the screen in a way we can all see and feel.

How will you make money?

We will enter the film into prestigious film festivals and seek distributors for foreign and domestic territories across digital, physical and streaming services. We aim to make investors money back through a combination of a minimum guarantee from a distributor and through revenue generated by screening, selling and renting the film.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risks are making a film amongst a highly competitive field.

What do you need the most help with?

Financing the production.

What would you do with the money you raise?

Above the Line Costs: $32,000
Below the Line & Production Costs: $142,000
Post Production Costs: $49,500
Publicity, Legal, Distribution & Accounting costs: $25,500
Contingencies & Other Expenses: $24,900